Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Mark Walter
Taylor Rafferty, London
+44-20-7614-2900
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 3Q2005 CONSOLIDATED RESULTS FOR ITS SUBSIDIARY BANCO ESPÍRITO SANTO (Unaudited)

Luxembourg/Portugal – November 4, 2005 – Espirito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announces the 3Q2005 results for its subsidiary Banco Espirito Santo (“BES”).

HIGHLIGHTS

Net income for the first nine months of 2005 (IFRS) reached euro 208.0 million, up by 19.9% year-on-year (in accordance with PABS – Portuguese plan of accounts for the banking sector), corresponding to a ROE of 13.2%. Banking income increased 6.6%, despite an adverse economic background and strong competitive pressure.

Based on business growth, net interest income reached euro 534.8 million, up by 4.1%.

Commissioning posted a significant recovery in the quarter, reaching euro 394.2 million in the nine months. Excluding the deferral effect resulting from the introduction of IFRS, accumulated fees and commissions grew by 1.8%.

Operating costs declined by 7.2%, influenced by a reduction in pension costs and depreciation. Productivity and efficiency as measured by the cost to income ratio continue to show a consistent improvement .

Unrealised capital gains increased from euro 143.2 million in June to euro 359.2 million in September, backed by an appreciation in the main equity exposures included in the available for sale portfolio.

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Sharp increase in the customer base: the BES Group acquired 50,000 net new clients in the first nine months of the year. Customer loans, including securitised credit, rose by 12.7% and total customer funds grew by 6.0%, underpinned by off-balance sheet business (+15.3%).

Coverage of overdue loans over 90 days rose to 189.9% (Sep 04: 165.9%), the outcome of a prudent provisioning policy. The ratio of overdue loans over 90 days over gross loans fell to 1.45% (Sep 04: 1.67%).

Approval, during the third quarter, of a project of merger by integration of Banco Internacional de Crédito (BIC) into Banco Espírito Santo (BES), which is expected to contribute to the improvement of the BES Group’s efficiency and profitability.

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INDEX

1.	Foreword on the new regulatory framework

2.	Economic overview

3.	Results

	3.1	Net interest income

	3.2	Fees and commissions

	3.3	Capital markets results and other

	3.4	Operating costs

4.	Activity summary

5.	Asset quality, provisioning and solvency

6.	Productivity and efficiency

7.	Profitability

8.	Bank of Portugal reference indicators

9.	Direct banking and other

10.	Merger by incorporation of BIC into BES

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1. Foreword on the new regulatory framework

Regulation no. 1606/2002 of 19.Jul.02 of the European Council and Parliament determines that companies who have securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRS), also known as International Accounting Standards (IAS). After this regulation was transposed into Portuguese national legislation, the Bank of Portugal, through Notice no. 1/2005, established the standards and reporting model for the entities subject to its supervision.

Bearing in mind that BES is subject to these provisions, its consolidated financial information relative to financial 2005, including interim financial information, was prepared based on the application of the IFRS.

On the other hand, and also deriving from the change in accounting regulations, the financial statements of BES Group for financial year 2005 (prepared in accordance with the IFRS/IAS) are not directly comparable with the financial statements disclosed in the course of 2004, which had been prepared based on the regulations of the Portuguese Plan of Accounts for the Banking System (PABS), as set out in the Bank of Portugal’s instructions no. 4/96 and 71/96.

Hence, for purposes of comparability of the financial statements, and in line with the recommendations of the Committee of European Securities Regulators (CESR) and the Portuguese Securities Market Commission (CMVM), BES Group has restated its financial statements for financial year 2004 based on application of the IAS/IFRS with the exceptions, as permitted by IFRS 1, of comparable information that would arise from application of IAS 32 and IAS 39.

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2. Economic overview

In the third quarter of 2005, the world economy was marked by a new rise in the price of oil, with the Brent barrel price leaping by 14% over the previous quarter. In the year to September 2005, the price per barrel surged by 55.5%, to USD 62.6.

Despite the negative impact of hurricane Katrina, economic activity in the US is thought to have maintained a growth rate of around 3.5%, with the year-on-year inflation rate rising to 4.7% in September. This prompted the Federal Reserve to raise the fed funds target rate by 50 basis points, to 3.75%.

Between January and September, the performance of the main US stock market indices was quite subdued (although a recovery trend became more noticeable in the third quarter): the Nasdaq and Dow Jones indexes dropped by 1.1% and 2%, respectively, and the S&P 500 index rose by 1.4%.

In the Euro area, economic activity is thought to have picked up somewhat in the third quarter, with GDP growth rising from 0.3% to between 0.4% and 0.5% based on the positive performance of external demand, an improvement in the financial health of companies, and the persistence of historically favourable financing conditions – the European Central Bank kept the main refi rate at 2%, the yield on 10-year public debt securities remained at extremely low levels (3.15%) and the euro fell by 0.53% against the dollar (-11.26% since January), to EUR/USD 1.203. In this context, the main European stock market indices recorded appreciable gains since the beginning of the year: CAC40 +20.38%, DAX +18.52% and IBEX35 +19.09%.

In Portugal, the available third quarter indicators confirm the sluggish trend of economic activity, consistent with a year-on-year increase in GDP of 0.4% in the first nine months of the year. The increase in energy prices pushed up inflation, with the year-on-year inflation rate rising above the average rate in the Euro area, to 2.8%. The PSI-20 index followed the European upward trend, going up by 6.43% since the beginning of the year.

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3. Results

The activity developed by BES Group in the first nine months of the year resulted into a net income of euro 208.0 million, which compares with euro 173.5 million in the same period last year, under the accounting regulations in force at the time (PABS), and euro 77.3 million under IFRS1. As referred in the previous quarters, the 2004 year-end results, restated under IFRS, were negatively influenced by disability retirement costs that occurred during that year (euro 60 million).

The table below shows the income statement for the year to September 2005 along with the 2004 comparable data:

1	Under IFRS 1, IAS 32 and 39 do not apply retroactively.

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Income Statement

			euro million

	September

				%
	2004	2004	2005	IFRS
	PABS	IFRS	IFRS

Net Interest Income	517.5	513.7	534.8	4.1
+ Fees and Commissions	400.7	400.7	394.2	-1.6
= Banking Income ex-Markets	918.2	914.4	929.0	1.6
+ Capital Markets and Other	137.1	109.8	162.8	48.2
= Banking Income	1 055.3	1 024.2	1 091.8	6.6
– Operating Costs	558.5	656.1	608.9	-7.2
= Gross Results	496.8	368.1	482.9	31.2
– Net Provisions	258.9	234.9	232.8	-0.9
Credit	204.0	204.0	187.3	-8.2
Securities	5.8	5.8	27.1	....
Other	49.1	25.1	18.4	-26.7
= Income before Taxes and Minorities	237.9	133.2	250.1	87.7
– Income Tax	33.3	36.0	37.0	2.8
= Income before Minorities	204.6	97.2	213.1	119.2
– Minority Interests	31.1	19.9	5.1	-74.4
= Net Income	173.5	77.3	208.0	169.1

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3.1 Net Interest Income

Accumulated net interest income for the first nine months of 2005 reached euro 534.8 million, which corresponds to a year-on-year increase of 4.1%. Such increase, which resulted from a 12.7% growth in credit,(including securitised loans), represents a reversal in the previous quarters’ trend.

Notwithstanding the good progress made in the third quarter, net interest income continues to suffer from several external constraints, namely competition’s pressure and the low level of euro interest rates. Nevertheless, a slight recovery in Euribor 3M had a positive impact on the funds’ contribution to net interest income.

3.2 Fees and Commissions

The performance of fees and commissions in the course of 2005 has been conditioned by the volatile nature of investment banking activities, which are very sensitive to the economic environment and corporate expectations, and the adverse effects of fierce competition. Results from traditional banking services were the worst affected. Cross selling results continued to make good progress, based on the commercial dynamics of the various sales networks and on intra-company synergies, bearing out the Group’s long standing strategic focus. Bancassurance deserves a special note, in particular the good performance of retirement/education savings plans (+34%) and other life insurance products (+17%).

Fees and Commissions

			euro million

	September

	2004	2005	%
	IFRS	IFRS

Fees and Commissions based on applicable rules	400.7	394.2	-1.6

Deferral effect	(13.5)	-	-

Comparable Fees and Commissions	387.2	394.2	1.8

Excluding the effect of deferral of fees and commissions related to credit origination, resulting from the difference between the IFRS and the former rules (PABS), accumulated commissions as of September 2005 rose 1.8%.

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3.3 Capital markets results and other

Capital markets and other results reached euro 162.8 million. These results basically derived form diversification of market risk. Lately, BES Group reinforced trading on emerging markets securities, with a special focus on Latin American countries, where both interest rate and exchange rate performance was favourable. This compensated the flattening yield curves of European and US markets, as well as the negative performance of the equity domestic market.

During the third quarter, BES Group realised capital losses in Portugal Telecom, whose impact on the income statement (a loss of euro 70.9 million) was offset by the sale of 1.3% of the ordinary shares of Banco Bradesco to the pension fund and by the sale of preference shares of Bradespar in the international market.

None of the transactions related to PT and Bradesco affects either the partnerships or the strategic nature of these investments for BES Group.

3.4 Operating costs

Operating costs reached euro 608.9 million, corresponding to a year-on-year decline of 7.2%. The cost reduction has been underpinned by lower level of investments, translating into a 21.2% drop in amortisation and depreciation, as well as by lower pension costs.

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Operating Costs

			euro million

	September

				%
	2004	2004	2005	IFRS
	PABS	IFRS	IFRS

Staff Costs, o.w.	245.0	356.8	310.1	-13.1
Salaries	225.0	258.7	265.7	2.7
Pensions	20.0	98.1	44.4	-54.7
Admin Costs	215.2	223.3	238.9	7.0
Depreciation and Amortisation	98.3	76.0	59.9	-21.2

Operating costs	558.5	656.1	608.9	-7.2

Staff costs rose by 2.7%, driven by the annual salary increases and promotions. These costs already include the accrual of employee bonuses, which will be subject to adjustments in the last quarter of the year.

General administrative costs continued the slowing down trend achieved in the previous periods, posting a 7.0% increase in September 2005 against the 14.0% and 12.1% rises reported in the first quarter and in the first half of the year, respectively, The increase in September 2005 would have been even lower if the cost of promoting the “T-Card” (an initiative intended to promote the Assurfinance project) was excluded.

The decline in depreciation and amortisation reflects the streamlining of investments in premises and IT developments.

4. Activity

BES Group’s activity continued to focus on the following key commercial factors:

•	differentiation through quality;

•	focus on higher value Clients and products;

•	stepping up the effort to attract new Clients;

•	specific value proposition for the Clients of Tranquilidade.

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The Group maintained a strong commercial activity in the period ending September 2005,, with total assets rising by 14.5% and customer loans by 12.7%. Customer funds show a more modest performance (+6.0%) due to an intense competitive environment. However, off-balance sheet funds grew 15.3% year-on-year. This performance was strongly influenced by the acquisition of 50,000 net new Clients so far this year, a significantly higher number than in 2004.

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Main business variables

				euro million

	September			%

	2004	2004	2005	IFRS
	PABS	IFRS	IFRS

Total Assets (1)	62 499	60 204	68 958	14.5

Assets	45 160	43 198	49 033	13.5
Gross Loans (including securitised)	30 345	30 477	34 335	12.7
– Mortgage	10 930	10 930	12 062	10.4
– Other Loans to Individuals	1 549	1 549	1 713	10.6
– Corporate	17 866	17 998	20 560	14.2
Loans to Individuals / Gross Loans (%) (2)	37.5	37.3	35.0	-2.3	p.p.
Customer Funds
+ Deposits (3)	21 256	21 309	20 830	-2.2
+ Debt Securities placed with Clients	5 733	4 055	4 815	18.7
= On-Balance Sheet Customer Funds	26 989	25 364	25 645	1.1
+ Off-Balance Sheet Funds	13 215	13 215	15 241	15.3
= Total Customer Funds	40 204	38 579	40 886	6.0

Transformation Ratio(%) (2)	102	110	120	10	p.p.

(1) Net Assets + Asset Management + Other off-balance sheet liabilities + Securitised credit
(2) Assuming on-balance sheet credit
(3) Includes: Customer deposits and Certificates of Deposits

Credit activity showed a balanced growth, with mortgage loans rising by 10.4%, corporate loans by 14.2% and other loans to individuals up by 10.6%.

BES Group has been reinforcing its position in corporate lending, aiming at the position of reference bank and main protagonist in Programmes for Investment Incentives. Within the scope of certain agreements between banks and the Portuguese Institute of Tourism, BES Group is financing 58% of projects, which represents 82% of total amount of such programmes BES Group also participates in PROREST III (Portuguese public co-investment programme for restaurant qualification, modernization and equipment), where BES Group supports 20% of the projects both in terms of number of projects and in terms of total amount. BES Group also takes part in PRIME-SIME (Portuguese Public Incentive Systems for Economic Development), where 21% of approved projects and 31% of incentives allocated were implemented through BES Group.

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Loans to Customers

								euro million

	Sep 04		Sep 04		Sep 05
	PABS		IFRS		IFRS		% IFRS

	excluding	including	excluding	including	excluding	including	excluding	including
	securitisation	securitisation	securitisation	securitisation	securitisation	securitisation	securitisation	securitisation

Loans to Customers	28 220	30 345	28 685	30 477	31 642	34 335	10.3	12.7
Mortgage	9 160	10 930	9 160	10 930	9 369	12 062	2.3	10.4
Other Loans to Individuals	1 415	1 549	1 527	1 549	1 713	1 713	12.2	10.6
Corporate	17 645	17 866	17 998	17 998	20 560	20 560	14.2	14.2

In September, BES Group undertook the securitisation of a portfolio of mortgage loans, amounting to euro 1,200 million. As the equity piece was maintained this transaction had no impact on the credit portfolio because the Group consolidated the SPV vehicle used in the securitisation.

The Assurfinance Program continues to deliver positive results: more than 18,000 new clients were acquired and over 22,000 T-Cards were issued. The program already contributes to over 17% of the Group’s mortgage credit production (12% in September 2004).

In September 2005, the banking income of BES Investimento reached euro 81.3 million and net income totalled euro 30.8 million, representing an increase of 5.9% year-on-year. BES Investimento established a partnership with Concordia Group, which will result into the incorporation of a company named Concordia Espírito Santo Investment (CESI) to provide advisory services in Project Finance, M&A and other areas of Corporate Finance in the Polish market. This company will be held 51% by Concordia and 49% by BES Investimento.

In addition, BES Investimento applied for the authorisations of incorporation of Espírito Santo Investment, a brokerage company that operates in Spain.

Assets under management of Espírito Santo Activos Financeiros (ESAF) reached euro 15.2 billion at end September 2005,, representing a 15.3% year-on-year growth, backed by a strong performance of domestic mutual funds and discretionary management activities, as well as the launch of the second closed-end real estate fund in August 2005 (Espírito Santo Reconversão Urbana) with an initial capital of euro 30 million. ESAF posted a net income of euro 14.1 million in the first nine months of 2005 (+22%).

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Besleasing e Factoring posted an increase of 27.4% in leasing production and of 24.9% in factoring production, which kept it in second position in the Portuguese market in both products, with a market share of 18% and 21%, respectively. The company posted a net income close to euro 9 million, corresponding to a year-on-year increase of 31.5%.

In the international arena, BES Angola has striven to build ever stronger relations with corporate, institutional and affluent clients. The bank has shown consistent growth, continuously improving its efficiency ratios, while also raising its market share. Customer funds increased 100% year-on-year up to September 2005, the cost to income ratio stood at 26.9% and net income climbed by 174%, to euro 19.7 million

5.	ASSET QUALITY, PROVISIONING AND SOLVENCY

The provision charge at end September 2005 totalled euro 187.3 million, despite a drop of euro 48.7 million in overdue loans, highlighting a traditionally prudent stance in credit provisioning. Consequently, the provision coverage of overdue loans over 90 days rose to 189.9% (Sep 04: 165.9%), while the corresponding overdue loans ratio significantly dropped from 1.67% in September 2004 to 1.45% in September 2005.

Asset Quality

		Sep 04 PABS	Sep 04 IFRS	Sep 05 IFRS	Change IFRS

					absolute	relative (%)

Loans to Customers (gross)	(eur mn)	28 220	28 685	31 642	2 957	10.3
Overdue Loans	(eur mn)	569.9	575.3	526.6	-48.7	-8.5
Overdue Loans > 90 days	(eur mn)	477.7	477.7	457.3	-20.4	-4.3
Overdue and Doubtful Loans (B.Portugal) (a)	(eur mn)	560.0	560.0	607.5	47.5	8.5
Provisions for Credit	(eur mn)	792.4	792.4	868.5	76.1	9.6

Overdue Loans / Loans to Customers (gross)%		2.02	2.01	1.66		-0.35	p.p.
Overdue Loans > 90 days / Loans to Customers (gross)%		1.69	1.67	1.45		-0.22	p.p.
Overdue and doubtful loans / Loans to Customers (gross)%		1.98	1.95	1.92		-0.03	p.p.
Coverage of Overdue Loans	%	139.0	137.7	164.9		27.2	p.p.
Coverage of Overdue Loans > 90 days	%	165.9	165.9	189.9		24.0	p.p.
Coverage of Overdue and doubtful loans	%	141.5	141.5	143.0		1.5	p.p.

(a) According to Circular Letter no. 99/03/2003 of Bank of Portugal

The highest equity exposures in the available for sale portfolio continue to appreciate, with overall potential gains amounting to euro 359.2 million at the end of the period.

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Available for sale portfolio

	euro million

	Fair Value Reserve

	31 Mar 05	30 Jun 05	30 Sep 05

Portugal Telecom	-23.1	-63.5	1.5
PT Multimédia	10.0	0.7	14.5
Banco Bradesco	58.1	185.5	294.2
Bradespar	32.9	16.9	40.9
B. Marocaine Com. Ext.	1.4	3.6	8.1
Jerónimo Martins	1.8	1.8	-

	81.1	145.0	359.2

Value fluctuations in these investments are reflected in fair value reserves of equity. For solvency ratio purposes, only 45% of potential gains are eligible for Tier II.

The Group’s solvency ratios remains at comfortable levels compared with the minimum requirements of the Bank of Portugal.

Solvency
(Bank of Portugal)

euro million

Sep 05*

Risk Weighted Assets	37 458
Regulatory Capital	4 448
Tier I	2 372
Tier II	2 136
Deductions	(60)
Preference Shares	600

Core Tier I	4.73%
Tier I	6.33%
Total	11.87%

* estimate

Standard & Poor’s, in its annual ratings review, has maintained “A-” for the medium and long term debt and “A-2” for the short term, with stable outlook. The rating agency’s decision was based on the Group’s strong competitive position in retail, its adequate profitability based on operating efficiency as well as a more balanced funding structure and asset quality. FitchRatings maintained the A+ notch for long term debt and F1 for short term debt, with stable outlook. Moody’s ratings for BES are A1 for long term debt and P1 for short term, with a stable outlook.

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6.      PRODUCTIVITY AND EFFICIENCY

Productivity and efficiency ratios continued to make good progress: operating costs per unit of average net assets under management dropped from 2.12% to 1.79% while total assets per employee grew by 14.9%.

The cost to income ratio also improved, reaching 55.8% (56.0% in 1H05) in the period, or 65.5% excluding capital markets results (67.0% in 1H05).

Productivity and Efficiency Indicators

	Sep 04	Sep 04	Sep 05	Chg
	PABS	IFRS	IFRS	IFRS

Cost to Income	52.5%	64.1%	55.8%	-8.3	p.p.
Cost to Income ex-Markets	60.8%	71.8%	65.5%	-6.3	p.p.
Operating Costs / Average Net Assets	1.71%	2.12%	1.79%	-0.33	p.p.
Total Assets* per Employee (eur '000)	8 501	8 189	9 408	14.9%

* Net Assets + Asset Management + Other Off-Balance Sheet items + Securitised Credit

7.      PROFITABILITY

Based on the annualised results, return on equity (ROE) stood at 13.2% and return on assets (ROA) at 0.61%.

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Profitability

			(%)

	2004		up to
			Sep 05
	PCSB	IFRS	IFRS

Return on Equity	13.9	6.4	13.2
Return on Assets	0.63	0.37	0.61

8.      BANK OF PORTUGAL REFERENCE INDICATORS

According to Bank of Portugal’s instruction no. 16/2004, financial institutions should disclose reference indicators (calculated under the methodology set forth in this regulation), when releasing information concerning solvency, credit quality, profitability and efficiency.

The table below lists these indicators for both September 2005 and 2004.

Bank of Portugal Indicators

			(%)

	Sep 04	Sep 04	Sep 05
	PABS	IFRS	IFRS

Solvency

Regulatory Capital / Risk Weighted Assets	10.29	10.29	11.87
Tier I Capital / Risk Weighted Assets	6.37	6.37	6.33

Asset Quality

Overdue & Doubtful Loans(a)/ Gross Loans	1.98	1.95	1.92
Overdue & Doubtful Loans Net of Provisions (b) / Net Loans (b)	-0.85	-0.83	-0.85

Profitability

Income before Taxes and Minorities / Average Equity (c)	11.79	6.78	12.58
Banking Income (d)/ Average Net Assets	3.23	3.32	3.22
Income before Taxes and Minorities / Average Net Assets	0.73	0.43	0.74

Efficiency

General Admin Costs (d)+ Depreciation / Banking Income (d)	52.5	64.1	55.8
Staff Costs / Banking Income (d)	23.2	34.8	28.4

(a) Calculated according to BoP Circular Letter no. 99/03/2003
(b) Credit net of provisions for overdue loans and for doubtful loans
(c) Includes Average Minorities
(d) Calculated according to BoP Instruction no 16/2004

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9.      DIRECT BANKING AND OTHER

Direct Banking

The number of users of Internet Banking for individual customers – BESnet– reached 742,000 in September 2005, corresponding to a year-on-year increase of 6.4%. The number of logins continued to grow at a sustained pace, rising by 15% on September 2004.

The number of transactions performed through BESnet has increased by 23.3% versus September 2004, and by 42.5% in the third quarter. This sharp increase in transactions increased the ratio of low value transactions performed off-branch, to 41.1% (35.7% in the same period in 2004).

During this period the “electronic statement” facility was made available on line. This facility allows BESnet users to view their last 12 account statements in PDF format, thus reducing the issue of account statements in paper format. So far, 13,000 clients have subscribed to this new facility.

At the beginning of October 2005 another facility was made available through BESnet that allows clients to view, print and record a copy of the cheques drawn or deposited in their account. Close to 10,000 clients have already used this new service, viewing a total of 33,000 cheques in the first three weeks after it was made available.

The monthly average number of visitors to BES website reached 2.4 million between January and September, corresponding to a 22.6% increase compared to the same period last year.

The number of companies using the Internet banking service for corporate customers – BESnet Negócios – reached 41,000, a year-on-year increase of 14.9%. Logins were up by 23.5% and transactions by 40.2% evidencing the growing importance of this channel as a transactional support to the companies’ activity.

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Electronic Banking

Pmelink.pt, the largest domestic B2B portal, a joint venture between BES, CGD and PT, registered more than 57,000 on-line purchasers up to September 2005, corresponding to an increase of 40% over September 2004. Turnover of the portal reached euro 10.1 million, a year-on-year increase of 45%.

Banco BEST continued to reinforce its asset management product offer by selling mutual funds from highly recognised investment management firms. New investor support facilities were introduced in equities trading, contributing to raise the Bank’s market share of internet transactions from 6.3% in the 3rd quarter of 2004 to 8.6% in the reporting quarter. The Client base reached 40,000 in September 2005, up by 23% year-on-year. Assets under management totalled euro 503 million, corresponding to an increase of 42% versus September 2004.

Other aspects

BES Group was the first Portuguese financial institution to adopt the Equator Principles. The Equator Principles are a set of guidelines voluntarily followed by financial institutions to manage social and environmental issues arising from project finance operations with a capital cost of US$50 million or more (roughly euro 40 million). By adopting the Equator Principles, BES Group undertakes to subject the approval of credit operations to these principles and to make public the number of projects financed, and their categorisation by social and environmental risk criteria.

10.      MERGER BY INCORPORATION OF BIC INTO BES

On September 19th, BES’s Board of Directors approved a proposal for the merger by incorporation of Banco Internacional de Crédito, SA into Banco Espírito Santo, SA, which should be concluded by the end of 2005.

This merger is part of the Group’s strategy for creating shareholder value, which assumes that a single commercial and branch network will induce business growth by broadening the scope of the offer of products and services and the capacity to attract clients, raising quality standards and building up brand value – and strengthen the Group’s competitiveness, through increased efficiency and profitability.

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Besides positioning the BES Group as the holder of the third largest branch network at national level, promoting the Espírito Santo brand value, and broadening the bonded client base, this merger, is expected to afford integration synergies in the amount of euro 24 to 28 million per year, which roughly corresponds to 8% of the BES Group’s operating results. The costs attributed to the integration process will be charged to a restructuring provision (in accordance with IAS 37) to be charged in the last quarter of 2005.

At the time of its integration into BES, it is important to recognise the crucial contribution given by BIC over the years to the BES Group’s positioning and development, particularly after the market’s liberalisation. The creation of BIC in 1986 actually represents an historical landmark as it coincided with the return of the Espírito Santo Group to financial activities in Portugal.

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BANCO ESPÍRITO SANTO, S.A.

CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2005

	Sep 04	Sep 04	Sep 05
	PCSB	IFRS	IFRS
	(eur '000)	(eur '000)	(eur '000)

NET ASSETS
Cash and deposits at Central Banks	613 586	614 055	672 949
Loans and advances to credit institutions	770 396	770 456	471 903
Financial Assets held for trading	2 161 046	2 161 046	3 606 152
Other financial assets at fair value through the P&L	—	—	2 047 969
Financial Assets available for sale	5 524 139	4 445 507	3 167 460
Other loans and advances to credit institutions	4 764 999	4 797 260	5 389 479
Loans and advances to customers	27 781 430	27 892 675	30 773 298
(Provisions)	(438 356)	(792 318)	(868 541)
Financial Assets held to maturity	502 584	502 584	597 810
Financial Assets with repurchase agreements	—	—	—
Fair value of Hedging derivatives	176 704	176 704	59 268
Non current assets held for sale	—	—	—
Property and equipment	—	—	—
Other tangible assets	339 177	329 802	350 774
Intangible assets	141 832	86 270	73 893
Investments in associated companies	46 617	54 783	58 123
Current tax assets	5 224	5 224	20 601
Deferred tax assets	—	94 158	209 793
Other assets	2 332 297	1 267 445	1 533 317

TOTAL ASSETS	45 160 031	43 197 969	49 032 789

LIABILITIES
Amounts owed to central banks	126 748	126 748	387 231
Financial liabilities held for trading	587 918	587 918	1 622 362
Other financial liabilities at fair value through the P&L	—	—	—
Amounts owed to other credit institutions	6 368 783	6 386 453	7 884 803
Amounts owned to customers	19 435 871	19 489 334	18 157 059
Debt securities	13 118 338	11 440 116	14 590 537
Financial liabilities associated to transfered assets	—	—	—
Fair value of hedging derivatives	151 664	151 664	88 928
Non current liabilities held for sale	—	—	—
Provisions	558 111	75 149	112 111
Current tax liabilities	8 624	8 624	23 032
Deferred tax liabilities	—	24 526	169 784
Capital instruments	—	—	—
Other subordinated liabilities	1 533 504	1 572 690	2 080 827
Other liabilities	452 539	797 765	972 725

TOTAL LIABILITIES	42 342 100	40 660 987	46 089 399

SHAREHOLDERS' EQUITY
Share capital	1 500 000	1 500 000	2 100 000
Share premium	300 000	300 000	300 000
Other capital instruments	—	—	—
Revaluation reserves	—	—	313 992
Other reserves and retained earnings	197 230	104 642	63 304
(Treasury stock)	—	(100 174)	(89 039)
Net income for the year	173 530	77 269	208 018
(Anticipated dividends)	—	—	(33 480)
Minority interests	647 171	655 245	80 595

TOTAL SHAREHOLDERS' EQUTY	2 817 931	2 536 982	2 943 390

TOTAL LIABILITIES + SHAREHOLDERS' EQUTY	45 160 031	43 197 969	49 032 789

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BANCO ESPÍRITO SANTO, S.A.

CONSOLIDATED INCOME STATEMENT AS AT 30 SEPTEMBER 2005

	Sep 04	Sep 04	Sep 05
	PCSB	IFRS	IFRS
	(eur '000)	(eur '000)	(eur '000)

Interest Income	1 615 150	1 608 769	1 470 789
Interest expense	1 097 669	1 095 103	935 989

Net interest income	517 481	513 666	534 800

Dividends on securities	16 215	16 215	31 350
Commissions and other similar income	327 015	327 015	353 319
Commissions and other similar expenses	33 091	33 091	48 365
Gains and losses in financial assets at fair value	9 683	9 683	(70 778)
Gains and losses in financial assets available for sale	111 915	46 398	113 839
Gains and losses in foreign exchange revaluation	6 989	6 989	80 100
Gains and losses in the sale of other assets	56 906	56 906	33 773
Other net income from banking activity	38 648	76 822	58 898

Banking Income	1 051 761	1 020 603	1 086 936

Staff expenses	244 988	356 779	310 093
Other administrative expenses	215 209	223 304	238 871
Depreciation	98 303	75 980	59 929
Provisions net of reversals	33 184	9 184	22 149
Loan impairment net of reversals and recoveries	203 946	203 946	187 275
Other financial assets' impairment net of reversals and recoveries	18 121	18 121	24 622
Other assets' impairment net of reversals and recoveries	3 622	3 622	(1 234)
Equity in earnings of associated companies	3 571	3 571	4 860

Income before taxes	237 959	133 238	250 091

Taxes
Current	33 286	33 286	57 570
Deferred	—	2 751	(20 595)

Income after taxes	204 673	97 201	213 116

Minority interests	31 143	19 932	5 098

Net income	173 530	77 269	208 018

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates.

Neither ESFG nor Banco Espírito Santo undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

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